                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                     ----------------------

                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934.


For the fiscal year ended        December 31, 1994
                          -------------------------------------

                              OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                to
                               -------------      -------------
Commission file number                1-8452
                       ----------------------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


            VONS PERSONAL CHOICE PROFIT SHARING PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      The Vons Companies, Inc.
                       618 Michillinda Avenue
                      Arcadia, California 91007

           VONS PERSONAL CHOICE PROFIT SHARING PLAN
           ----------------------------------------
           Financial Statements for the Years Ended
           December 31, 1994, 1993, and 1992 and
           Financial Schedules for the Year Ended December 31, 1994 (With Independent Auditors' Report Thereon)


                    VONS PERSONAL CHOICE PROFIT SHARING PLAN

                               TABLE OF CONTENTS

                                                          Page
                                                          -----

Independent Auditors' Report                                  2

Financial Statements:

  Statements of Net Assets Available for Benefits
    December 31, 1994 and 1993                                3
  Statements of Changes in Net Assets Available
    for Benefits for the Years Ended
    December 31, 1994, 1993 and 1992                          5

  Notes to Financial Statements                              11


                                                       Schedule
                                                       --------
Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1994                        1

Item 27a - Assets Held For Investment Purposes
  at December 31, 1994                                        2

All other schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

[This page appears on KPMG Peat Marwick LLP letterhead]

                         INDEPENDENT AUDITORS' REPORT



The Management Compensation Committee
The Vons Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of the Vons Personal Choice Profit Sharing Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vons Personal Choice Profit Sharing Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The separate fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP


June 20, 1995

                VONS PERSONAL CHOICE PROFIT SHARING PLAN

            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                   AS OF DECEMBER 31, 1994 and 1993


                                                        1994                 1993
                                                    ------------        ------------
Fixed Income Fund Account:
      Cash                                          $    746,544        $  6,922,089
      Commercial paper                                        -            1,317,635
      Investment contracts                            48,887,972          45,147,905
      Government and government
       agency obligations                              9,952,340           7,523,362
      Corporate debt instruments                       2,328,829             737,985
      Other investments                                       -              506,366
      Employer contribution receivable                 1,995,907           1,527,884
      Employee contribution receivable                   161,630             205,572
      Investment income receivable                       204,558             242,765
      Administrative expenses payable                    (36,716)            (47,558)
                                                    ------------        ------------
        Total Fixed Income Fund Account               64,241,064          64,084,005
                                                    ------------        ------------

Equity Fund Account:
      Cash                                                 3,526               8,274
      Commingled funds                                19,363,958          18,057,386
      Employer contribution receivable                 1,299,660           1,018,589
      Employee contribution receivable                   107,752              90,452
      Administrative expenses payable                     (8,667)            (14,078)
                                                    ------------        ------------
        Total Equity Fund Account                     20,766,229          19,160,623
                                                    ------------        ------------

Multi-Asset Fund Account:
      Cash                                                81,924             174,065
      Commingled funds                                 8,697,660           7,344,654
      Employer contribution receivable                   789,079             800,320
      Employee contribution receivable                    80,800              69,895
      Investment income receivable                        18,614              13,005
      Administrative expenses payable                     (3,391)            (16,848)
                                                    ------------        ------------
        Total Multi-Asset Fund Account                 9,664,686           8,385,091
                                                    ------------        ------------

VONStock Fund Account:
      Cash                                                59,482              12,105
      Investment in The Vons
       Companies, Inc. common stock                    4,835,897           3,637,776
      Employer contribution receivable                   556,997             291,025
      Employee contribution receivable                    34,644              45,226
      Administrative expenses payable                     (2,625)             (2,697)
                                                    ------------        ------------
        Total VONStock Fund Account                    5,484,395           3,983,435
                                                    ------------        ------------
Net assets available for benefits                   $100,156,374        $ 95,613,154
                                                    ------------        ------------
                                                    ------------        ------------

See accompanying notes to these financial statements.


                         VONS PERSONAL CHOICE PROFIT SHARING PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                           FOR THE YEAR ENDED DECEMBER 31, 1994

                           FIXED                     MULTI-
                          INCOME       EQUITY        ASSET      VONSTOCK
                           FUND         FUND          FUND         FUND
                          ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT       TOTAL
                        -----------  -----------  -----------  -----------  ------------
Net assets available
  for benefits at
  beginning of year     $64,084,005  $19,160,623  $ 8,385,091  $ 3,983,435  $ 95,613,154
                        -----------  -----------  -----------  -----------  ------------

Additions:

  Employee contributions  2,030,046    1,329,648    1,020,698      408,338     4,788,730

  Employer contributions  1,995,907    1,299,660      789,079      556,997     4,641,643

  Interest                4,160,595        3,084        8,401        1,536     4,173,616

  Dividends                      -       545,311      415,444           -        960,755

  Net appreciation
    (depreciation) in
    fair value of
    investments            (865,056)    (242,900)    (449,180)     470,918    (1,086,218)

  Interfund transfers      (277,293)    (164,440)      86,773      354,960            -
                        -----------  -----------  -----------  -----------  ------------
    Total additions       7,044,199    2,770,363    1,871,215    1,792,749    13,478,526
                        -----------  -----------  -----------  -----------  ------------
Deductions:

  Benefits                6,736,744    1,131,075      516,481      281,508     8,665,808

  Administrative
    expenses                150,396       33,682       75,139       10,281       269,498
                        -----------  -----------  -----------  -----------  ------------
    Total deductions      6,887,140    1,164,757      591,620      291,789     8,935,306
                        -----------  -----------  -----------  -----------  ------------
Net assets available
  for benefits at
  end of year           $64,241,064  $20,766,229  $ 9,664,686  $ 5,484,395  $100,156,374
                         -----------  -----------  -----------  -----------  -----------
                         -----------  -----------  -----------  -----------  -----------

See accompanying notes to these financial statements.

                         VONS PERSONAL CHOICE PROFIT SHARING PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                           FOR THE YEAR ENDED DECEMBER 31, 1993

                            FIXED                     MULTI-
                           INCOME       EQUITY        ASSET      VONSTOCK
                            FUND         FUND         FUND         FUND
                           ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT     TOTAL
                         -----------  -----------  -----------  -----------  -----------
Net assets available
  for benefits at
  beginning of year      $58,003,125  $14,892,813  $ 5,839,645  $ 5,349,166  $84,084,749
                         -----------  -----------  -----------  -----------  -----------


Additions:

  Employee contributions   2,682,903    1,165,175      836,662      615,196    5,299,936

  Employer contributions   1,527,884    1,018,589      800,320      291,025    3,637,818

  Interest                 4,217,730       31,198        8,594        2,291    4,259,813

  Dividends                       -       632,154      300,378           -       932,532

  Net appreciation
    (depreciation)in fair
    value of investments     480,146    1,947,544      354,527   (1,908,300)     873,917

  Interfund transfers       (398,690)     106,959      441,966     (150,235)          -
                         -----------  -----------  -----------  -----------  -----------
    Total additions        8,509,973    4,901,619    2,742,447   (1,150,023)  15,004,016
                         -----------  -----------  -----------  -----------  -----------

Deductions:

  Benefits                 2,269,918      541,593      144,963      205,545    3,162,019

  Administrative expenses    159,175       92,216       52,038       10,163      313,592
                         -----------  -----------  -----------  -----------  -----------
    Total deductions       2,429,093      633,809      197,001      215,708    3,475,611
                         -----------  -----------  -----------  -----------  -----------
Net assets available
  for benefits at
  end of year            $64,084,005  $19,160,623  $ 8,385,091  $ 3,983,435  $95,613,154
                         -----------  -----------  -----------  -----------  -----------
                         -----------  -----------  -----------  -----------  -----------

See accompanying notes to these financial statements.


                     VONS PERSONAL CHOICE PROFIT SHARING PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEAR ENDED DECEMBER 31, 1992

                            FIXED                     MULTI-
                           INCOME       EQUITY        ASSET      VONSTOCK
                            FUND         FUND         FUND         FUND
                           ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT       TOTAL
                         -----------  -----------  -----------  -----------  -----------
Net assets available
  for benefits at
  beginning of year      $52,907,335  $11,051,494  $ 3,558,487  $ 3,763,044  $71,280,360
                         -----------  -----------  -----------  -----------  -----------

Additions:

  Employee contributions   2,617,014    1,128,765      577,440      598,780    4,921,999

  Employer contributions   3,617,961    1,489,749    1,135,047      851,285    7,094,042

  Interest                 4,073,536       56,601       76,392        2,841    4,209,370

  Dividends                       -       333,283      113,026           -       446,309

  Net appreciation
    (depreciation) in fair
    value of investments    (179,540)     (10,602)      14,604      150,188      (25,350)

  Interfund transfers     (2,451,243)   1,733,450      519,761      198,032           -
                         -----------  -----------  -----------  -----------  -----------
    Total additions        7,677,728    4,731,246    2,436,270    1,801,126   16,646,370
                         -----------  -----------  -----------  -----------  -----------

Deductions:

  Benefits                 2,448,932      780,227      115,736      200,567    3,545,462

  Administrative
    expenses                 133,006      109,700       39,376       14,437      296,519
                         -----------  -----------  -----------  -----------  -----------
    Total deductions       2,581,938      889,927      155,112      215,004    3,841,981
                         -----------  -----------  -----------  -----------  -----------
Net assets available
  for benefits at
  end of year            $58,003,125  $14,892,813  $ 5,839,645  $ 5,349,166  $84,084,749
                         -----------  -----------  -----------  -----------  -----------
                         -----------  -----------  -----------  -----------  -----------

See accompanying notes to these financial statements.

                        VONS PERSONAL CHOICE PROFIT SHARING PLAN

                               NOTES TO FINANCIAL STATEMENTS


1.    GENERAL DESCRIPTION OF THE PLAN

      The Vons Personal Choice Profit Sharing Plan (Plan) is a defined contribution plan sponsored by The Vons Companies, Inc. (Vons or Sponsor) subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). The specific provisions of the Plan, including eligibility, contributions, priorities upon termination and benefit information, are contained in the Plan document which governs the legal operations of the Plan.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting
      -------------------

      The accounts of the Plan are maintained on the accrual basis of accounting. Certain reclassifications were made to prior years' balances for comparative purposes. Cash and commercial paper include investments with maturities of less than one year for which cost approximates market. Investment contracts with insurance companies are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. Other investment contracts contain a redemption feature such that fair value approximates cost. Government obligations, corporate debt and other investments in the Fixed Income Fund account are valued at fair value, which are based upon quoted market prices of the underlying assets. The investments of the Equity, Multi-Asset and VONStock Fund accounts are valued at fair value, which are based upon quoted market prices of the underlying assets or upon the trustee's good faith estimate of fair value.

      Administrative Expenses
      -----------------------

      Certain administrative expenses incurred by the Plan are absorbed by the Sponsor of the Plan. Such administrative expenses are not significant to the accompanying financial statements.

3.    CONTRIBUTIONS

      The Sponsor at its discretion determines the amount of its profit sharing contribution which is allocated to employees based upon their compensation. Employees designate their profit sharing allocation as contributions to the Plan, as contributions to the Sponsor's flexible benefits program, or as taxable compensation. Those employees who elect to contribute their profit sharing allocation to the Plan receive a matching contribution from the Sponsor. Under the flexible benefits program, employees may contribute any unused amounts into the Plan. In addition, employees may make salary reduction pre-tax contributions. However, these pre-tax contributions are not matched by the Sponsor. Participants designate the investment funds in which their accounts will be invested. At December 31, 1994, forfeited nonvested accounts totaled $86,408 and were used to reduce employer contributions.

4.    INVESTMENT FUNDS

      The Plan offers four investment funds. The Fixed Income Fund invests in investment contracts, United States and foreign government obligations, corporate fixed income obligations and money market investments. During 1994 and the latter half of 1993, the Equity Fund was comprised of an investment in a S&P 500 index fund consisting of common stocks of United States companies included in the S&P 500. During the first half of 1993, the Equity Fund primarily included investments in common stocks of United States companies. The Multi-Asset Fund includes investments in a commingled fund comprised of domestic and international stocks and bonds and money market investments. The VONStock Fund invests in common stock of Vons purchased on the open market by a third-party administrator.

5.    DERIVATIVE FINANCIAL INSTRUMENTS

      The Fixed Income Fund, Equity Fund and Multi-Asset Fund may use commonly structured derivative financial instruments (including, but not limited to, futures, options, swaps, caps and floors) to manage transaction costs, interest rate risk, exchange rate risk and maturity risk. Derivative financial instruments may not be used for the sole purpose of yield enhancement and the use of leverage is not permitted.

6.    INVESTMENT CONTRACTS

      Interest rates of investment contracts range from 5.1% to 9.4%.

7.    INVESTMENTS IN EXCESS OF FIVE PERCENT OF NET ASSETS

      Investments in excess of five percent of net assets at December 31, 1994 were as follows:

                                                 December 31,
                                                     1994
                                                 ------------
      American National Multiple Fund
        Investment Trust, 134,865 shares         $ 19,229,150
      Brinson Global Securities Fund,
        64,700 shares                               8,697,660


      Investments in excess of five percent of net assets at December 31, 1993 were as follows:


                                                 December 31,
                                                     1993
                                                 ------------
      American National Multiple Fund,
        Investment Trust, 126,731 shares         $ 17,824,856
      Brinson Global Securities Fund,
        54,251 shares                               7,344,654
      Union Bank Money Market Fund,
        7,116,533 units                             7,116,533
      The Great-West Life Insurance Company,
        investment contract, 9.41%, due
        July 31, 1994                               4,870,244


8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500, which is filed with the Internal Revenue Service, for 1994 and 1993:


                                 December 31,      December 31,
                                    1994              1993
                                 ------------      ------------
      Net assets available
        for benefits per the
        financial statements     $100,156,374      $ 95,613,154
      Amounts allocated to
        withdrawing participants   (1,206,336)       (1,911,131)
                                 ------------      ------------
          Net assets available
            for benefits per
            the Form 5500        $ 98,950,038      $ 93,702,023
                                 ------------      ------------
                                 ------------      ------------

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1994:

                                                    Year Ended
                                                   December 31,
                                                       1994
                                                   ------------
      Benefits paid to participants
        per the financial statements               $  8,665,808
      Amounts allocated to withdrawing
        participants at December 31, 1994             1,206,336
      Amounts allocated to withdrawing
        participants at December 31, 1993            (1,911,131)
                                                   ------------
          Benefits paid to participants per
            the Form 5500                          $  7,961,013
                                                   ------------
                                                   ------------

      Amounts allocated to withdrawing participants, representing benefit claims that have been processed and approved prior to December 31, 1994 but not yet paid as of that date, are reflected as benefits paid on the Form 5500.

9.    ALLOCATIONS AND VESTING

      Investment income net of administrative expenses is allocated to a participant's account monthly based on the proportion each account bears to the total of all account balances. Benefit payments are determined by the plan recordkeeper and disbursed by the trustee after receiving notice from the employer that a participant's beneficial interest has matured due to death, disability, retirement, or separation. Participants are 100% vested in employee contributions and their profit sharing allocation contributed to the Plan.

      Participants vest in the Sponsor's matching contribution as follows:

                Years of                   Percentage
             Vesting Service                 Vested
             ---------------               ----------
               less than 3                      0%
                    3                          20
                    4                          40
                    5                          60
                    6                          80
                    7                         100


10.   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.

11.   TAX STATUS OF THE PLAN

      The Plan has previously received a favorable letter of determination from the Internal Revenue Service that the Plan qualifies under section 401(a) and 401(k) of the Internal Revenue Code (Code) and that the trust is exempt from income taxes under section 501(a) of the Code. Vons has applied for an updated letter of determination for its amended and restated plan. Management believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                                                                             SCHEDULE 1

                          VONS PERSONAL CHOICE PROFIT SHARING PLAN

                      ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                            FOR THE YEAR ENDED DECEMBER 31, 1994


IDENTITY                                                                  FAIR VALUE
OF PARTY                DESCRIPTION            PURCHASE      COST OF       OF ASSETS
INVOLVED                 OF ASSET               PRICE         ASSET       AT PURCHASE
- --------------------------------------------------------------------------------------
Purchases:
- ---------

Stepstone Funds      Money Market Fund        57,720,625    57,720,625     57,720,625

United States        Treasury Notes, due       4,348,101     4,348,101      4,348,101
 Treasury            July 31, 1998

United States        Treasury Notes, due       4,896,424     4,896,424      4,896,424
 Treasury            August 15, 2003

United States        Treasury Notes, due       2,967,393     2,967,393      2,967,393
 Treasury            May 15, 2004

The Great-West       Investment Contract         301,775       301,775        301,775
 Life Insurance
 Company










IDENTITY                                                           FAIR VALUE
OF PARTY           DESCRIPTION          SELLING       COST OF       OF ASSETS   NET GAIN
INVOLVED            OF ASSET             PRICE         ASSET        AT SALE      (LOSS)
- ------------------------------------------------------------------------------------------
Sales:
- -----

Stepstone Funds    Money Market Fund    63,945,682    63,945,682     63,945,682        -

United States      Treasury Notes, due   4,283,077     4,348,101      4,283,077   (65,024)
 Treasury             July 31, 1998

United States      Treasury Notes, due   4,769,657     4,896,424      4,769,657  (126,767)
 Treasury            August 15, 2003

United States      Treasury Notes, due   2,951,798     2,967,393      2,951,798   (15,595)
 Treasury            May 15, 2004

The Great-West     Investment Contract   5,172,019     5,172,019      5,172,019      -
 Life Insurance
 Company

See accompanying independent auditors' report.

                                                                                SCHEDULE 2

                                VONS PERSONAL CHOICE PROFIT SHARING PLAN

                        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                          DECEMBER 31, 1994




                                 NUMBER OF
                                 SHARES OR      INTEREST                                       CURRENT
  DESCRIPTION                    PAR VALUE        RATE    MATURITY DATE       COST               VALUE
- ---------------------------------------------------------------------------------------------------------
Cash:
  Stepstone Funds
    Money Market
     Fund                           891,476 Units                               $   891,476   $   891,476
                                                                                -----------   -----------
Corporate Debt
 Instruments:
  American General
   Finance
   Corporation                   $  730,000      5.430%    February 4, 1999         655,803       657,540
  Associates Corporation
   of North America                 500,000      6.125     February 1, 1998         497,055       468,945
  Beneficial Corporation            685,000      8.220     June 15, 1998            685,000       680,719
  Ford Motor Credit Company         500,000      9.700     October 5, 1998          540,225       521,625
                                                                                -----------   -----------
    Total Corporate Debt Instruments                                              2,378,083     2,328,829
                                                                                -----------   -----------


Investment Contracts:
  Allstate Life Insurance
    Company                      $2,710,016      8.450%    April 4, 1996          2,710,016     2,710,016
  Allstate Life Insurance
    Company                       2,006,889      8.160     December 15, 1998      2,006,889     2,006,889
  Bankers Trust                   3,589,504      5.540     April 25, 1998         3,589,504     3,589,504
  Capital Holdings Corporation    2,007,373      5.320     December 25, 2003      2,007,373     2,007,373
  Capital Holdings Corporation    2,015,579      5.792     February 15, 2019      2,015,579     2,015,579
  Capital Holdings Corporation    2,520,144      5.290     April 25, 2004         2,520,144     2,520,144
  Capital Holdings Corporation    2,804,140      5.110     September 10, 1998     2,804,140     2,804,140
  Capital Holdings Corporation    2,744,330      5.490     May 25, 1999           2,744,330     2,744,330
  Commonwealth Life Insurance
    Company                       3,073,535      6.480     September 9, 1999      3,073,535     3,073,535
  The Equitable Life Assurance
    Society                       2,913,121      8.900     July 17, 1995          2,913,121     2,913,121
  The Equitable Life Assurance
    Society                       1,479,375      9.450     August 15, 1995        1,479,375     1,479,375
  The Great-West Life Assurance
    Company                       1,630,869      8.800     January 3, 1995        1,630,869     1,630,869
  John Hancock Mutual Life
    Insurance Company             2,438,306      7.000     December 16, 1996      2,438,306     2,438,306
  Life of Virginia                3,582,049      7.240     September 15, 1999     3,582,049     3,582,049
  Metropolitan Life Insurance
    Company                       3,061,691      9.400     May 1, 1995            3,061,691     3,061,691
  New York Life                   2,571,524      7.520     August 16, 1999        2,571,524     2,571,524
  State Mutual Life Assurance
    Company                       2,308,906      9.280     March 15, 1995         2,308,906     2,308,906
  The Travelers Insurance
    Company                       2,691,696      8.440     January 15, 1996       2,691,696     2,691,696
  The Travelers Insurance
    Company                       2,738,925      8.530     November 15, 1995      2,738,925     2,738,925
                                                                               ------------   -----------
    Total Investment Contracts                                                   48,887,972    48,887,972
                                                                               ------------   -----------


Common Stocks:
  The Vons Companies, Inc.          268,661 Shares                                6,689,975     4,835,897
                                                                               ------------   -----------

Government and Agency Obligations:
  Federal Farm Credit            $1,250,000      6.380%    July 25, 1996          1,250,000     1,228,488
  Federal Housing Authority
    Project                         710,563      7.430     June 1, 2023             685,360       655,793
  United States Treasury Notes    1,585,000      4.250     May 15, 1996           1,534,558     1,519,127
  United States Treasury Notes      285,000      4.625     February 15, 1996        279,122       276,404
  United States Treasury Notes    1,380,000      5.125     February 28, 1998      1,308,171     1,276,279
  United States Treasury Notes    2,320,000      6.250     August 31, 1996        2,275,756     2,271,070
  United States Treasury Notes      115,000      6.500     May 15, 1997             112,197       111,819
  United States Treasury Notes    1,650,000      7.750     March 31, 1996         1,696,664     1,655,676
  United States Treasury Notes      955,000      7.875     November 15, 2004        953,060       957,684
                                                                               ------------   -----------
    Total Government and Agency Obligations                                      10,094,888     9,952,340
                                                                               ------------   -----------


Commingled Funds:
  American National Multiple
    Fund Investment Trust           134,865 Shares                               18,829,744    19,229,150
  Federated Max-Cap Fund             11,562                                         138,369       134,808
  Brinson Global Securities
    Fund                             64,700                                       8,706,893     8,697,660
                                                                                -----------   -----------

    Total Commingled Funds                                                       27,675,006    28,061,618
                                                                                -----------   -----------

      Total Assets Held for Investment Purposes                                 $96,617,400   $94,958,132
                                                                                -----------   -----------
                                                                                -----------   -----------


                            SIGNATURES


      The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 27, 1995   Vons Personal Choice Profit Sharing Plan
                      -----------------------------------------
                                  (Name of Plan)



                      /s/ Virginia L. Miller
                      -----------------------------------------
                      Virginia L. Miller
                      Chairman of the Pension and Profit Sharing
                      Investment Advisory Committee

                            EXHIBIT INDEX


Sequentially
Exhibit Number         Description                 Numbered Page
- --------------         -----------                 -------------
    24          Consent of KPMG Peat Marwick LLP


